April 3, 2013	Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on March 29, 2013 on the Company’s Amendment No. 1 to the Registration Statement filed with the Commission on March 27, 2013.  Below, we identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Amendment.

As we have discussed with you, the Company would like to commence its traditional road show efforts on April 3, 2013, and would hope that this amendment addresses fully the Staff’s remaining comments and concerns.

General

1.
We understand that you intend to amend your registration statement to reflect that this offering will be on an all-or-none best efforts basis rather than a no minimum best efforts basis.  For that reason, we have not commented on certain aspects of the disclosure relating to the underwriting structure or the auction process.  Please understand that the change in underwriting structure disclosure may cause us to raise issues on areas not previously commented on.

Securities and Exchange Commission
April 3, 2013
Page Two

The Amendment includes revisions throughout the document, including on the cover page, in the section titled “The OpenIPO Auction Process,” and in the “Plan of Distribution” section, to reflect that the offering is being made on an all-or-none basis, in compliance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended.  The Company will enter into an escrow agreement with an escrow agent for the benefit of the investors, and all investor funds will be held in escrow pending the closing of the offering.  As indicated in the Amendment, if investor funds are not received for the full amount of the offered shares, the offering will be terminated and investor funds returned promptly.  In order to accommodate these changes to the offering methodology, the disclosures relating to the auction process have also been modified.  As indicated in the discussion of the auction, the offering size may be increased or decreased prior to the effectiveness of the registration statement and prior to the close of the auction.  Post-effectiveness, and prior to the auction close, the size of the offering may be increased or decreased, as permissible under the Securities Act of 1933, as amended, subject to required reconfirmations; however, once the auction has closed, the offering size cannot be decreased, and the full amount of the offering proceeds must be raised in order to close.  We also have modified the disclosure to include on the cover page and elsewhere disclosure, as required in accordance with the guidance in Question 80 of Release 33-6455, noting that the offering may only be kept “open” for a period of 30 days after the effective date.

Our Structure, page 5

2.
We note your response to comment 5 in our letter dated March 22, 2013.  Please disclose in this section that information concerning estimated amounts of future payments under the tax receivable agreement can be found on page 90.

We have disclosed in this section that information concerning the estimated amounts of future payments can be found on page 90.

Reconfirmation of Bids, page 26

3.
Please revise the second bullet point to reflect that reconfirmation of bids will be required if there is a material change to the prospectus available at the time of the original offer, rather than when there is a material change in the prospectus that requires you to file an amended registration statement.  Refer to Securities Act Sections Compliance and Disclosure Interpretations, Question 139.26, which can be found on our website.

The bullet points on page 26 have been revised to reflect the change to an all-or-none offering and to track the language in the Compliance and Disclosure Interpretations.

Summary Compensation Table, page 86

Securities and Exchange Commission
April 3, 2013
Page Three

4.	Please revise the summary compensation table such that the amount reflected in the total column is the sum of all amounts reported in other columns. Refer to Item 402(n)(2)(x) of Regulation S-K.

The summary compensation table on page 86 has been revised.

Certain Relationships and Related Party Transactions, page 89

5.
We note your response to comment 21 in our letter dated March 22, 2013, and we partially reissue the comment.  For the H.D.D. LLC Operating Agreement, the Exchange Agreement, the Tax Receivable Agreement, and the Tasting Room and Winery Lease, please disclose the name(s) of the related person(s) and the basis on which each person is a related person.

The related persons, and their relationships with the Company, have been included on pages 89 and 92.

Notes to the Consolidated Financial Statements

14.  Segment and Other Information, page F-26

6.
We note in your response that you state your Chief Operating Decision Maker (“CODM”) does not regularly review the disaggregated financial statements of the Wholesale and Direct sales distribution networks; however, we note Sales and Costs of Goods Sold is presented on a disaggregated level in the CODM package you provided in response to our comment.  As such, we continue to believe your distribution networks qualify as separate operating segments under the guidance of FASB ASC 280 and we do not believe these operating segments meet the aggregation criteria.  Please revise to include the disclosures required by FASB ASC 280-10-50.  Additionally, please ensure to expand Management’s Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

As discussed with the Staff, the Company has revised the disclosure in Management’s Discussion and Analysis on page 49 to reflect that the Company operates in three segments, and to include information under Results of Operations on a segment basis, see pages 50 and 51.  Note 15 to the consolidated financial statements of H.D.D. LLC has been revised.

Securities and Exchange Commission
April 3, 2013
Page Four

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses.   We intend to file the remaining exhibits, including our legality opinion, with a future exhibit-only amendment.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge